CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

ASSETS

	September 30,	December 31,
	2006	2005
	(Unaudited)
	USD	USD
CURRENT ASSETS
Cash and cash equivalents	23,477,149	2,276,915
Accounts receivable, net	17,701,594	11,642,823
Related party receivables	1,457,300	3,783,198
Inventories, net	19,212,303	5,311,293
Prepayment & deposits	288,420	-
Advance to suppliers	4,471,388	1,492,512
Other receivables	3,412,842	415,455
Assets held for sale	3,796	-
Deferred tax assets - current portion	1,284,113	129,712
Total current assets	71,308,905	25,051,908

Plant and equipment, net	7,865,149	1,951,566
Land use rights, net	1,143,884	1,142,182
Equity in affiliated companies	12,652	-
Goodwill	8,426,502	-
Intangible assets	3,359,046	511,127
Deferred tax assets - non-current portion	401,646	459,889
TOTAL ASSETS	92,517,784	29,116,672

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accruals	5,677,230	1,839,609
Related party payables	118,074	-
Taxes payable	1,718,711	1,115,356
Payable for acquisition of business	13,917,004	592,846
Deferred income	1,498,333	887,469
Short-term debts	1,472,219	-
Due to a director	82,635	69,646
Total current liabilities	24,484,206	4,504,926

LONG-TERM LIABILITIES
Long-term debt	2,772,468	-
Total liabilities	27,256,674	4,504,926

MINORITY INTESEST IN CONSOLIDATED SUBSIDIARIES	106,944	-

REDEEMABLE EQUITY	16,221,072	-

SHAREHOLDERDS' EQUITY
Common stock, $0.01 par value; 100,000,000 shares
authorised 29,159,259 including 4,634,592 shares classified
as redeemable equity (September 30, 2006)
and 21,558,000 (December 31, 2005) shares issued and outstanding	245,247	215,580
Additional paid-in capital	11,563,672	4,494,565
Retained earnings	34,830,628	18,552,610
Statutory reserves	823,748	803,758
Accumulated other comprehensive income	1,469,799	545,233
Total shareholders' equity	48,933,094	24,611,746

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	92,517,784	29,116,672

See the accompanying notes to condensed consolidated financial statements

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended September 30		Nine Months Ended June 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	USD	USD	USD	USD

Revenues	43,448,232	12,535,699	66,057,404	25,265,140

Cost of goods sold	30,587,917	8,237,909	45,762,899	18,087,424

Gross profit	12,860,315	4,297,790	20,294,505	7,177,716

Selling and marketing	393,831	67,577	686,941	188,017

General and administrative	1,301,813	72,039	1,974,875	151,075

Depreciation and amortisation	382,809	128,605	571,602	367,118

Income from operations	10,781,862	4,029,569	17,061,087	6,471,506

Other income,net	250,114	118,001	949,894	358,722

Equity in net loss of affiliated companies	7,055	-	7,055	-

Income before income taxes	11,024,921	4,147,570	18,003,926	6,830,228

Minority interest in income of consolidated subsidiaries	5,599	-	5,599	-

Income taxes	773,675	782,711	1,716,199	846,589

Income from continuing opertions	10,245,647	3,364,859	16,282,128	5,983,639

Loss from discontinued operations, net of taxes	17,988	-	17,988	-

Gain on disposal of discontinued operations, net of taxes	33,868	-	33,868	-

Net income	10,261,527	3,364,859	16,298,008	5,983,639

Foreign currency translation gain (loss)	707,825	(17,852)	924,566	(17,852)

COMPREHENSIVE INCOME	10,969,352	3,347,007	17,222,574	5,965,787

NET INCOME PER SHARE
BASIC	0.40	0.16	0.70	0.28
DILUTED	0.39	0.16	0.70	0.28

WEIGHT AVERAGE NUMBER OF SHARES
OUTSTANDING
BASIC	27,647,979	21,558,000	24,597,358	21,558,000
DILUTED	27,948,386	21,558,000	24,689,147	21,558,000

See the accompanying notes to condensed consolidated financial statements

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Accumulated
	Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income	Statutory reserves	Total
		USD	USD	USD	USD	USD	USD
BALANCE AT DECEMBER 31, 2005	21,558,000	215,580	4,494,565	18,552,610	545,233	803,758	24,611,746
Common stock issued for consulting services	100,000	1,000	349,000	-	-	-	350,000
Common stock issued for acquisition of Yuan Da	200,000	2,000	498,000	-	-	-	500,000
Common shares issued under securities purchase agreements, net of issuing costs	7,301,259	73,013	22,211,833	-	-	-	22,284,846
Reclassification to redeemable equity	(4,634,592)	(46,346)	(16,174,726)	-	-	-	(16,221,072)
Issue of warrants for consulting services	-	-	185,000	-	-	-	185,000
Foreign currency translation	-	-	-	-	924,566	-	924,566
Transfer	-	-	-	(19,990)	-	19,990	-
Net income for the period	-	-	-	16,298,008	-	-	16,298,008

BALANCE AT SEPTEMBER 30, 2006	24,524,667	245,247	11,563,672	34,830,628	1,469,799	823,748	48,933,094

 See the accompanying notes to condensed consolidated financial statements

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)	(Unaudited)
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	16,298,008	5,983,639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	571,602	128,605
Amortization of loan origination fees	10,438	-
Issue of warrants for investor relation services	185,000	-
Equity in net loss of affiliated companies	7,055	-
Non-cash adjustments related to discontinued operations	(15,880)	-
Deferred taxes	(1,170,422)	(412,174)
Minority interest	5,599	-

Changes in operating assets and liabilities:
(Increase) decrease in:
Inventories	(12,687,002)	4,014,904
Accounts receivable	(5,061,441)	(4,094,494)
Advances to suppliers	(2,936,222)	(35,346)
Prepayment & deposits	61,580	-
Other receivables	(2,189,669)	(360,272)
Related party receivables	2,673,753	(811,504)

(Decrease) increase in:
Accounts payable and accruals	1,690,287	(3,380,793)
Deferred income	599,367	545,747
Related party payables	109,218	-
Deferred tax liabilities	81,902	-
Tax payable	631,172	608,919
Net cash (used in)provided by operating activities	(1,135,655)	2,187,231

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	(4,427,448)	-
Proceeds from disposal of fixed assets	-	74,873
Additions to intangible assets	(31,314)	-
Acquisitions, net of cash acquired	(107,012)	-
Proceeds from dispositions of discontinued operations	570,597	-

Net cash (used in) provided by investing activities	(3,995,177)	74,873

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock, net of issuing expenses	22,284,845	-
New borrowings	3,508,351	-
Advances from directors	12,087	1,087,689
Net cash provided by financing activities	25,805,283	1,087,689

NET INCREASE IN CASH AND CASH EQUIVALENTS	20,674,451	3,349,793

Effect of exchange rate changes on cash	525,783	(407,402)
Cash and cash equivalents, at beginning of period	2,276,915	33,298

CASH AND CASH EQUIVALENTS, END OF PERIOD	23,477,149	2,975,689

See the accompanying notes to condensed consolidated financial statements

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PART 1

1.
BASIS OF PRESENTATION

The accompanying financial statements, as of September 30, 2006 and for the three months and nine months ended September 30, 2006 and 2005, have been prepared by China Security and Surveillance Technology Inc. (the “Company”) without audit. Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”) have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s audited annual financial statements for the year ended December 31, 2005, which are included in the Company’s report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2006. Amounts as of December 31, 2005 are derived from these audited consolidated financial statements.

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

In the opinion of the management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of September 30, 2006, results of operations for the three months and nine months ended September 30, 2006 and 2005, and cash flows for the nine months ended September 30, 2006 and 2005, have been made. The results of operations for the three months and nine months ended September 30, 2006 are not necessarily indicative of the operating results for the full year.

2.	SUMMARY OF SELECTED SIGNIFICANT ACCOUNTING POLICIES

(a)	Acounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(b)	Revenue Recognition and deferred income and cost

The Company derives the bulk of its revenue from the supply and installation of security and surveillance equipment and the two deliverables do not meet the separation criteria under Emerging Issues Task Force (“EITF”) issue 00-21 because the Company has not established vendor specific objective evidence of fair value of installation. The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in Securities and Exchange Commission Staff Accounting Bulletin 104 (“SAB 104”):

(i)	The security and surveillance equipment is a standard product with minor modifications according to customers’ specifications;

(ii)	Installation does not significantly alter the security and surveillance equipment’s capabilities; and

(iii)	Oher companies which possess the relevant licenses are available to perform the installation services.

Accordingly, the portion of the contract price which is not payable until the installation service is completed is deferred until the completion of the installation service and the balance of the contract piece is recognized as revenue upon delivery and acceptance of the security and surveillance equipment by the customers.

Certain contracts provide for the delivery and installation of equipment which may require extensive wiring and configuration. All revenue on these contracts is deferred until installation is complete and the Company has received customer acceptance.

Revenue from the outright sale of security and surveillance equipment is recognized when delivery occurs and risk of ownership passes to the customers. No right of return exists on the sale of security and surveillance equipment.

During the three months ended September 30, 2006, the Company signed 51 contracts with customers with a total contract price of approximately $32 million. Twenty-seven of these projects were either finished or partially finished as of September 30, 2006. Approximately $1.5 million of sales revenue was deferred to the fourth quarter of 2006 based on SAB 104.

(c)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

(d)	Earnings Per Share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding for the three and nine month periods ended September 30, 2006 and 2005. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock warrants, and are determined using the treasury stock method. The effect of discontinued operations, in the net amount of $15,880 does not affect earnings per share.

(e)	Income taxes

In accordance with the relevant tax laws and regulations of the PRC for the Shenzhen Special Economic Zone, the corporate income tax rate is 15% for the Company for the three and nine months ended September 30, 2006 and 2005 and future years.

The Company’s tax expense differs from the “expected” tax expense due to certain temporary differences, primarily deferred income and depreciation.

3.
ACQUISITION OF ASSETS AND ASSUMPTION OF LIABILITIES OF CHENG FENG

On July 6, 2006, the Company entered into a Stock Transfer Agreement relating to the acquisition of 100 percent of the equity of Shanghai Cheng Feng Digital Technology Co., Ltd. (“Cheng Feng”). The acquisition was financed with proceeds from the Company’s private placement of common stock.

The Company agreed to pay RMB 120 million (approximately USD$15 million) in exchange for 100% ownership of Cheng Feng, consisting of RMB 60 million (approximately USD$7.5 million) in cash and RMB 60 million in restricted stock of the Company. RMB 2 million (approximately USD$250,000) of the purchase price was paid as a deposit of May 18, 2006. An additional RMB 8 million (approximately USD$1 million) was paid in August 2006. The balance of the cash portion of the purchase price, RMB 50 million (approximately USD$6.25 million), is due upon receipt of acknowledgement of the stock transfer by the Shanghai Industry & Commerce Bureau. The number of shares issuable in satisfaction of the equity portion of the purchase price is 1,331,376. The shares must be issued within 90 days following the receipt of the acquisition approval from the Shanghai Industry & Commerce Bureau. The Company also transferred RMB 10 million to Cheng Feng for its operations in August 2006.

In July 2006, the operational control of Cheng Feng passed to the Company and effective July 6, 2006, all the assets of Cheng Feng were consolidated by the Company. The Company is awaiting a final allocation of the purchase price being prepared by an independent professional valuer. The total consideration of US$15 million was preliminarily allocated as follows:-

Total assets acquired by the Company:
Cash and cash equivalents	$1,143,357
Accounts receivable	835,664
Inventories	1,130,551
Advances to suppliers	23,019
Other receivables	1,087,093
Taxes recoverable	41,726
Assets held for sale	590,122
Plant and equipment, net	1,679,924
Investment in affiliated company	7,019
Intangible assets	3,087,653
Accounts payable and accrual	(2,096,342)
Other payables	(8,743)
Deferred tax liabilities	(716,614)
Liabilities related to assets held for sale	(7,764)
Minority interests	(127,384)
Exchange differences	(95,783)
Net assets acquired	$6,573,498
Goodwill	8,426,502
Total consideration paid	$15,000,000

The results of operations of Cheng Feng have been included in the Company’s consolidated financial statements from the date of acquisition. The Company’s pro forma results of operations assuming the transaction had been completed on January 1, 2006 and 2005 are not included herein, as the results of operations of Cheng Feng have not yet been translated from Chinese GAAP to U.S. GAAP. The pro forma disclosure required by Current Text B 51.167 will be included in the Company’s annual financial statements.

4.	INVENTORIES

Inventories consist of the following as of September 30, 2006 and December 31, 2005:

	September 30, 2006	December 31, 2005

Security and surveillance equipment	$19,261,810	$5,354,370

Less: Allowance for obsolete inventories	(49,507)	(43,077)
Inventories, net	$19,212,303	$5,311,293

5.	LAND USE RIGHTS

Land use rights consist of the following as of September 30, 2006 and December 31, 2005:

	September 30, 2006	December 31, 2005

Cost of land use rights	$1,426,233	$1,396,896
Less: Accumulated amortization	(282,349)	(254,714)
Land use rights, net	$1,143,884	$1,142,182

Amortization expense for the three and nine months ended September 30, 2006 and 2005 were $7,428, $7,428, $22,285 and $22,285, respectively.

Amortization expense for the next five years and thereafter is as follows:
2006 (remaining 3 months)	$7,428
2007	29,713
2008	29,713
2009	29,713
2010	29,713
2011	29,713
Thereafter	987,890
Total	$1,143,883

6.	INTANGIBLE ASSETS

	September 30, 2006	December 31, 2005

Intangible assets, net	$3,359,046	$511,127

The Company’s intangible assets represent the value determined by an independent professional valuer attributable to intellectual property pertaining to surveillance recording systems developed by Shenzhen Yuan Da Wei Shi Technology Limited (“Yuan Da”) and Cheng Feng and customers list of Cheng Feng. These intangible assets are being amortized over its useful life of 5 years and 3 years for intellectual property and customers list respectively. Amortization expense for the three and nine months ended September 30, 2006 was $250,411 and $326,625, respectively.

7.	RELATED PARTY RECEIVABLES

The Company has receivables from several companies whose directors and shareholders are common with the Company. All receivables recorded as of December 31, 2005 arose from advances made prior to the date of the reverse merger of the Company on September 22, 2005 and from the rental of real estate. The receivables were classified as related party receivables on the balance sheets. Since these receivables had no fixed repayment terms, they were classified as current assets. However, a significant portion of the balance as of December 31, 2005 was repaid during 2006. New balances as a result of advances made and the remaining portion of the balance owed as of December 31, 2005 have to be repaid in one year and therefore, related party receivables are classified as a current asset on the balance sheet as of September 30, 2006. The reconciliation of the related party receivable from the December 31, 2005 balance to the September 30, 2006 balance is as follows:

Related party receivables at December 31, 2005	$4,018,632
Allowance for doubtful accounts	(235,434)
Related party receivables, net, at December 31, 2005	3,783,198
Increase due to acquisition of Cheng Feng	528,227
Addition (primarily rental income)	1,017,610
Reversal of allowance for doubtful accounts upon collection of amounts owed	265,769
Foreign currency translation gain	79,455
Repayment	(4,216,959)
Ending balance at September 30, 2006	$1,457,300

The Company earned rental income from related parties amounting to $124,287, $372,862, $121,660 and $364,981 for the three and nine months ended September 30, 2006 and 2005, respectively.

8.	DUE TO DIRECTOR

The Company has received advances from a director. The advances are non-interest bearing and are repayable upon demand. The balances due to the director were $82,635 as of September 30, 2006.

9.	ADVANCE PAYMENTS

The Company has made payments to unrelated suppliers in advance of receiving merchandise. The advance payments are meant to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $4,471,388 as of September 30, 2006.

10.	LONG TERM LIABILITIES

Long term liabilities are long term loans from banks. As of September 30, 2006, total long term liabilities were $2,772,468. $763,336 is a long term loan made to Cheng Feng to finance its working capital. The other long term bank loan, in the amount of $2,036,132, is a 10-year loan borrowed from China Construction Bank for the purposes of purchasing of a new office building in Shenzhen. This loan was granted on September 27, 2006, maturing on September 26, 2016, with an annual interest rate of 7.524%.

The loan was granted to Ms. Li Zhi Qun, spouse of Mr. Tu, Chairman and CEO of the Company, as a personal loan, to purchase the new office. Ms. Li is holding the property on behalf of the Company. The Company will pay interest and principal of the loan upon its maturity.

11.	REVERSAL OF STUTORY RESERVES

On March 15, 2006, the Ministry of Finance of China issued Circular 67 to lift the requirement of appropriation of certain statutory reserves for all Chinese companies. The circular states that from January 1, 2006, statutory public welfare is to be extinguished from accounts of companies. All enterprises should cease to operate the welfare reserve system. The balance as of December 31, 2005 can be transferred to surplus reserve accounts. In compliance with this circular during 2006, the Company transferred previously reserved amounts back to retained earnings. The balance of $823,748 related to two other statutory reserve requirements is still in force.

12.	ISSUANCE OF COMMON STOCK AND WARRANTS

On July 6, 2006, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors relating to the private placement of 2,675,794 units for an aggregate gross cash purchase price of $12,041,094.

Each unit consists of one share of the Company’s common stock and a warrant to purchase one-fifth of one share of common stock. The exercise price for each whole warrant was originally $5.40. The warrants have a term of five years and include a cashless exercise feature. The units were to be sold under the Securities Purchase Agreement at a price of $4.50 per unit. Under the terms of the Securities Purchase Agreement, all of such funds were required to be placed into escrow by the investors by Friday, July 7, 2006.

The Securities Purchase Agreement was amended on July 26, 2006 and July 27, 2006 and the closing under the amended agreement occurred on July 31, 2006. The major amendments to the Securities Purchase Agreement include the waiver of a closing condition which permitted the Company to break escrow notwithstanding the fact that the acquisition of a China based surveillance software company ( the “Acquisition”) will not be fully consummated until certain governmental approvals are obtained, the reduction of the purchase price of each unit from $4.50 to $3.50 and the exercise price for each whole warrant from $5.40 to $4.80.

Pursuant to the amended agreement, the Company sold 4,634,592 units to certain accredited investors for $16.2 million. Each unit consists of one share of common stock and a warrant to purchase one-fifth of one share of common stock. The exercise price for each whole warrant is $4.80. The warrants have a term of five years and include a cashless exercise feature. The units were sold under the Securities Purchase Agreement at a price of $3.50 per unit. Net proceeds to the Company from the sale of all of the units were approximately $14.9 million. The amended agreement also granted a put right by the Company to all of the investors which allows the investors to require the Company to repurchase all, but not less than all, of the securities issued under the Securities Purchase Agreement if the Company fails to obtain the necessary governmental approval to consummate the Acquisition on or before December 31, 2006. The total of 4,634,592 units at $3.50 per unit are subject to this put right. In accordance with EITF Topic D-98, the Company reclassified the fair value of these units, approximately $16 million, outside of stockholders’ equity as of the date of the agreement. EITF Topic D-98 states that if redeemable currently, the security should be adjusted to its redemption amount at each balance sheet date. The redemption amount at each balance sheet date should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant. If the security is not redeemable currently, and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable. The Company believes that it is not probable that the security will become redeemable because the Company anticipates that the Chinese government approval of Cheng Feng acquisition to be obtained before December 31, 2006 and the Company’s stock price has increased to more than $8.00 per share currently. Therefore, the security has not been adjusted to its redemption amount as of September 30, 2006.

Proceeds from the private placement transaction were and will be used for the Acquisition with excess funds being used for general working capital purposes.

Immediately following the closing, the Company has a total of 29,159,259 shares issued and outstanding.

In conjunction with execution of the Securities Purchase Agreement, the Company also executed a Registration Rights Agreement under which it is obligated to file a registration statement on Form S-4 and S-1, or other available form, to register the shares and the shares underlying the warrants for resale, within 45 days and 55 days after the closing date, respectively. The Company is obligated to use its best efforts to cause the registration statement to be declared effective within 180 of the closing date, and may be liable for payment of penalties to the purchasers in the event the registration statement is not declared effective within the 180-day period. This agreement established a cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchaser’s securities. The Company believes that the maximum 10% payment for liquidated damages reflects a reasonable estimate of the difference in fair values between registered and unregistered shares. As a result, both the common stock and warrants are classified as a permanent equity.

The Company filed the S-4 on October 2, 2006, which was 12 days later than the required filing date. Therefore, liquidated damages totaling $64,884 were accrued in the current quarter.

On July 6, 2006, the Company also granted warrants to purchase 324,421 shares of its common stock at $4.20 per share as a commission to two third parties for raising the equity of $16 million. The warrants have a 5 year term.

Effective September 14, 2005, the Company’s predecessor entered into a service agreement with Rubenstein Investor Relations, Inc, (“Rubenstein”), pursuant to which the Company granted to Rubenstein warrants to purchase 100,000 shares of the Company’s common stock at $1.85 per share. The warrants are exercisable, in whole or in part through September 13, 2010. The service agreement was on a month-to-month basis and the Company terminated the agreement in February 2006. The Company estimated the fair value of the warrants on September 14, 2005 using Black Sholes Model and recorded $185,000 of the fair value in the third quarter of 2006.

As of September 30, 2006, warrants to purchase a total of 1,768,006 shares of the Company’s common stock have been granted.

13.	SUBSEQUENT EVENTS

Purchase of business of the related companies

On September 5, 2006, the Company entered into agreements to purchase the security and surveillance business of Jian Golden An Ke Technology Co. Ltd. or Jian An Ke, Shenzhen Golden Guangdian Technology Co. Ltd. or Shenzhen Guangdian, Shenyang Golden Digital Technology Co. Ltd. and Jiangxi Golden Digital Technology Co. Ltd., of which our CEO and director Guoshen Tu owns 80%, 60%, 42% and 90%, respectively (“the Four-Related Companies”). The Company was required to acquire the Four-Related Companies pursuant to a covenant contained in a securities purchase agreement with certain accredited investors, dated April 4, 2006. The covenant contained in the securities purchase agreement required the Company  to acquire these four companies on or before October 4, 2006. Mr. Tu will not receive any consideration for the acquisition of his interest in the Four-Related Companies. However, his wife Zhiqun Li is a 20% shareholder of Jian An Ke and will receive 100,000 shares of common stock as part of the transaction. The minority shareholders of these four companies, including Mr. Tu’s wife, will receive in aggregate 850,000 shares of common stock (valued at $4,870,500). Shenzhen Guangdian is engaged in the business of manufacturing and distributing security and surveillance products. The other three companies are engaged in the business of distributing security and surveillance products.

New Factoring Facility

On October 3, 2006, the Company signed a factoring agreement with China Construction Bank which will provide a new receivable based facility to support the Company’s efforts in securing new contracts from the Safe City Project initiative named “Plan 3111.” This facility will provide financing of up to 80 percent of the total contract amount for projects which qualify under this initiative, while government customers will pay the difference to the Company throughout the implementation process. As part of this agreement, the Company will make periodic deposits with China Construction Bank, which, depending upon the specific project, will provide a maximum factoring capacity of five to ten times the amount deposited.

Issuance of Common Stock

In October 2006, the Company issued an additional 50,000 shares of common stock pertaining to the investor relation services for the service term from March 15, 2006 to March 14, 2007. The fair value was determined based on the stock price of $4.00 per share at the service agreement date. The fair value is being recorded as expense over the contract term.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s financial statements and notes hereto included elsewhere in this report. The discussion below contains forward-looking statements reflecting the Company’s views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from the statements. These forward-looking statements are identified by, among other things, the words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Except as otherwise indicated by the context, references in this report to the “Company,” “CSST,” “we,” “us,” or “our” are references to China Security and Surveillance Technology Inc. and its subsidiaries. References to “RMB” are to Renminbi, the legal currency of China, and all references to “US$,” “U.S. Dollar” and “$” are to the legal currency of the United States.

Highlights for the Third Quarter of 2006

•	Achieved revenues of $43 million for the third quarter of 2006, up 246.6% from the same quarter of last year.

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Gross margin was 29.6% for the third quarter of 2006, compared to 34.3% for the same period in 2005. Such decrease was mainly due to the increased competition and the Company’s strategy to lower its selling price to attract more customers and penetrate into new markets.

•	Income from operations was $10.8 million for the third quarter of 2006, up from $6.8 million of the same period last year, representing an increase of 167.6%.

•	Operating margin was 24.8% for the third quarter of 2006, compared to 32.1% during the same period in 2005.

•	Net income was $10.2 million for the third quarter of 2006, up 203.9% from the same period of last year.

•	Net margin was 23.6% for the third quarter of 2006, compared to 26.8% for the same period in 2005.

•	Fully diluted earnings per share were $0.39 for the third quarter of 2006.

During the third quarter of 2006, we experienced solid growth in sales. Sales revenue increased from $12.5 million of the third quarter of 2005 to $43.4 million for the third quarter of 2006, representing a 246.6% increase. The significant increase was due to several reasons. First, the entire security and surveillance market in China has been expanding rapidly since the end of 2005. As the population in China in general has become wealthier, the demand for security products has also grown. As a result, the demand from various industries and organizations has been increasing dramatically; second, the Chinese government began to require many public places, including city-wide surveillance systems, traffic surveillance systems, critical government locations, cyber cafés, bars and discotheques, to install security systems, which has also contributed to the increase of the demand for our products and services; third, our strategic efforts to increase our distribution channels during 2004 and 2005 turned out to be a highly successful way to capture the wave of this growth in market demand; fourth, after we became a public reporting company in the U.S. through a reverse merger, we were able to raise sufficient working capital to facilitate our capturing more business; finally, our increased brand recognition in 2006 also contributed significantly to the growth in sales revenue.

During the third quarter of 2006, we signed 51 new contracts with a total contract value of approximately $32 million. Twenty-seven of these projects were either finished or partially finished as of September 30, 2006. Approximately $1.5 million of revenue was deferred to the fourth quarter of 2006 based on SAB 104. Twenty-four projects had not been started and the value of these backlog projects was approximately $16.3 million. During this quarter, the Company completed implementation for the remaining 25 contracts signed in the second quarter of 2006 and recognized the revenue of $24.4 million deferred from the last quarter. The following table shows the revenue recognized in the third quarter of 2006:

Deferred revenue from contracts signed in the second quarter 2006	$24.4M
Revenue recognized from contracts signed in the third quarter 2006	$14.3M
Other revenue from third quarter 2006	$2.1M
Revenue recognized from Cheng Feng	$2.6M
Total revenue recognized in the third quarter 2006	$43.4M
Revenue deferred	$1.5M
Backlog of contracts signed in the third quarter of 2006	$16.3M

During the third quarter of 2006, the cost of sales was $30.6 million. As a result, the gross margin for the third quarter of 2006 was 29.6%.

RESULTS OF OPERATIONS

The following table summarizes the results of our operations during the three months and nine months ended September 30, 2006 and 2005:

	(in millions)
	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Security systems and installation	$41.3	$11.9	$61.4	$24.0
Sales of parts	2.1	0.6	4.7	1.3

	$43.4	$12.5	$66.1	$25.3

Our sales revenue increased from $25.3 million for the nine month period ended September 30, 2005 to $66.1 million for the same period in 2006, an increase of 161.3%. Such increase is mainly attributable to the factors described above. In addition, approximately $24.4 million of deferred revenue from the second quarter was recognized in the third quarter. Revenue growth in the first quarter of 2006 was not as significant as that of the second and third quarter because of the Chinese New Year holiday. The first quarter has traditionally be a slow quarter for us and the third quarter has traditionally been the strongest quarter in terms of sales. Management expects growth in the last quarter of the year to remain strong because of a growing market, increased brand recognition of CSST, and our continuing effort of distribution channel building.

Cost of goods sold for the third quarter of 2006 totaled $30.6 million, compared to $8.2 million of the same period in 2005, an increase of 271.3%. Components of costs of goods sold in the third quarters of 2006 and 2005 are as follows:

	(in millions)
	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Security systems	$27.8	$7.2	$39.4	$15.6
Installation labor	0.7	0.3	1.0	0.8
Sales of parts	1.5	0.5	4.2	1.0
Additional tax	0.6	0.2	1.2	0.6
	$30.6	$8.2	$45.8	$18.0

Labor and security system purchase cost represented 2.3% and 90.8% of the total cost of goods sold for the third quarter of 2006, respectively, as compared to 3.7% and 87.8% for the same period in 2005. Labor and security system purchase cost represented 2.18% and 86% of the total cost of goods sold for the nine month period of 2006, as compared to 4.4% and 86.7% for the same period of 2005, respectively.

Net margin was 23.6% for the third quarter of 2006, a decrease of 11.9% from 26.8% for the same period in 2005. Net margin for the first nine months of 2006 was 24.6%, as compared to 23.7% for the same period of 2005. Such decrease of the net margin was mainly due to the combination of the decrease in sales price in the third quarter and the increase of expenses related to the costs of being a public reporting company. The lower net margin of Cheng Feng’s business also contributed to such decrease of gross margin for the third quarter of 2006. Cheng Feng, as a separate business entity, reported a net income of approximately $0.4 million with a revenue of approximately $2.6 million. Net margin was approximately 15%.

General and administrative expenses for the third quarter of 2006 increased by 1707.1% to $1.3 million from $0.07 million of the same period in 2005, primarily due to the hiring of additional staff, increased property tax research and development costs, and professional expenses related to the costs of being a public reporting company. General and administrative expenses for the first nine month period of 2006 were $1.8 million, compared to $0.34 million for the same period of 2005.

Total selling expenses for the third quarter of 2006 were $0.39 million, a 482.8% increase from $0.07 million for the same period in 2005. The increase was mainly due to the hiring of sales staff. Selling expenses for the nine-month period of 2006 were $0.69 million, an increase of $0.50 million from the $0.19 million for the same period of 2005.

Net income for the third quarter of 2006 was $10.2 million, representing a 204.4% increase from the same period in 2005. Such increase was mainly due to the large increase in sales. Gross margin for the third quarter of 2006 was 29.6%, a decrease from the 34.3% for the same quarter of 2005. While the third quarter of 2005 was an exceptional quarter in terms of gross margin, the gross margin of the third quarter of 2006 was also within the range of the average gross margin recorded by the Company. The decrease in gross margin in the third quarter was mainly due to the decrease in selling prices. As discussed above, we decreased our selling prices as a strategic move to increase our market penetration into new markets. In the third quarter of 2006, about half of the projects we signed were in the western part of China where economic development is not as advanced as the coastal cities. We reduced the prices to gain market penetration in these cities.

During the first nine months of 2006, we reported a sale revenue of $66.1 million, with a back-log of approximately $16.3 million. Gross margin for the nine month period was 30.7%. Gross margin for the same period in 2005 was 28.4%. Gross margin for the nine-month period of 2006 improved mainly because our revenue increased significantly and we were able to obtain favorable pricing on raw materials from our vendors.

Net income for the first nine months in 2006 was $16.3 million, an increase of 172.0% from $6.0 million for the same period of 2005. Such an increase was attributed to the factors described above.

The basic earnings per share for the third quarter of 2006 were $0.40, as compared to $0.16 for the same quarter of 2005. The basic earnings per share for the nine month period of 2006 was $0.70, an increase of $0.42 from $0.28 for the same period of 2005.

Liquidity and Capital Resources

As of September 30, 2006 and December 31, 2005, we had cash and cash equivalents of $23.5 million and $2.3 million, respectively.

In July 2006, we completed a private placement of common shares to certain accredited investors and raised $16.2 million in gross proceeds, which left us with approximately $14.9 million in net proceeds after the deduction of offering expenses in the amount of approximately $1.3 million. A major portion of proceeds were used for the acquisition of Cheng Feng. As of the date of this report, we do not anticipate any financing activities to be carried out in the near future as management believes that the cash on hand will be sufficient to finance our operations for the rest of the year and to cope with our rapid expansion. However, in the event that we identify any other opportunities for acquisitions or business operational expansion, we may seek further funding.